Sogecable

Rule 12g3-2(b) nº: (82-4981)

02049917

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02 SEP 10 AM 12:30

September 11, 2002

SUPPL

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated June 17, 2002.

I. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The first half year report of 2002.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/11

Avda. de los Artesanos nº6 28760.Tres Cantos, Madrid
Tel. 91 736 70 00 Fax 91 736 89 05

Rule 12g3-2(b) nº: (82-4981)

SECURITY REFERENCE:

GENERAL

INFORMATION CONCERNING:

HALF-YEAR 30 JUNE **YEAR** 2002

I. IDENTIFYING DATA OF ISSUER

Company Name:

SOGECABLE, S A

Company Registered Office:

AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS - MADRID

TAX nº: A-79114815

Persons assuming responsibility for this information, responsible for holding and identifying the powers of faculties by which they hold the representation of the company:

INIGO DAGO ELORZA - General Secretary. Powers of representation according to hte public instrument dated 26/02/2001, protocol no. 655.

FERNANDO MARTINEZ ALBACETE- Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol no. 3.475

Firma:

HALF-YEARLY INFORMATION CONTENT
(mark with an X in the affirmative)

		Individual	Consolidated
I. Identifying Data of the Issuer	0010	X	X
II. Variation of the Consolidated Group	0020		X
III. Presentation Bases and Norms of Valuation	0030	X	X
IV. Balance Sheet of the Situation	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution by Activity of Net Business Figure	0060	X	X
VII. Number of Persons Employed	0070	X	X
VIII. Evolution of the Business	0080	X	X
IX. Dividends Distributed	0090	X	X
X. Significant Facts	0100	X	X
XI. Explanatory Appendix of Significant Facts	0110	X	X
XII. Special Auditors Report	0120	X	X

II. VARIATION OF THE COMPANIES THAT MAKE UP THE CONSOLIDATED GROUP (19)

In relation to the Consolidated Annual Accounts ending at December 31, 2000, no new company has been incorporated into nor any company excluded from the Consolidated Group. Likewise, there have been no changes in the criteria for incorporation of the various companies to the Consolidated Group..

III. PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with suffiecient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and with a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropriate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

In the preparation of the financial and accounting information included in the present periodical informative document, the principal guidelines and criteria for valuation have been applied established in the rules in force for the preparation of financial and accounting information for annual accounts and interim financial statements.

In the half-yearly information presented relating to the average number of employees in the consolidated group, both for the first half of the financial year 2002 and the financial year 2001, those personnel contracted through campaigns by the group company CATSA are excluded, in the same way that this information is presented in the consolidated annual accounts corresponding to the previous financial years.

NOTE: In the event of the space reserved in these tables being insufficient for the explanations requested, the company shall be entitled to attached such additional pages as it may consider necessary..

IV. BALANCE SHEET OF THE SITUATION OF THE INDIVIDUAL COMPANY

Units: Miles of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	0200		
I. Establishement overheads	0210	14.754	16.867
II. Tied-up non-material assets	0220	110.720	118.106
II.1. Property rights under financial lease	0221		
II.2. Other non-material real estate	0222	110.720	118.106
III. Tied-up material assets	0230	15.690	24.473
IV. Tied-up financial assets	0240	517.813	356.905
V. Own long term shares	0250	701	4.081
VI. Long term debtors by traffic operation	0255		
B) REAL ESTATE (1)	0260	659.678	520.432
C) OVERHEADS TO DISTRIBUTE IN SEVERAL FINANCIAL YEAR	0280	1.182	2.191
I. Shareholders by required subscription	0290		
II. Stocks	0300	151.597	143.761
III. Debtors	0310	316.845	270.050
IV. Short term financial investments	0320	157	2.310
V. Own short term shares	0330		
VI. Treasury	0340	173	790
VII. Adjustments for periodification	0350	28.620	34.714
D) ASSETS IN CIRCULATION	0360	497.392	451.625
TOTAL ASSETS (A + B + C + D)	0370	1.158.252	974.248

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	0500	194.048	194.048
II. Reserves	0510	201.631	204.377
III. Results prev. Financial years	0520	-45.102	-45.102
IV. Period result	0530	-16.725	10.502
V. Account dividends in financial year	0550		
A) OWN FUNDS	0560	333.852	363.825
B) EARNINGS TO DISTRIBUTE OVER SEVERAL FINAN. YEARS (3)	0590		
C) PROVISIONS FOR RISKS & EXPENSES	0600	40.807	6.859
I. Issue obligations & other negotiable stock	0610		
II. Bebts with credit entities	0615	176.368	47.613
III. Debts with Group Companies & Associates	0620	1.479	1.479
IV. Long term creditors by traffic operations	0625		
V. Other long term debts	0630	23.342	43.165
D) LONG TERM CREDITORS	0640	201.189	92.257
I. Issue obligations & other negotiable stock	0650		
II. Debts with credit entities	0655	146.351	119.357
III. Debts with Group Companie & Associates	0660	121.807	86.424
IV. Commercial creditors	0665	261.745	271.226
V. Other short term debts	0670	51.513	34.064
VI. Adjustments for periodification	0680	988	236
E) SHORT TERM CREDITORS (4)	0690	582.404	511.307
F) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	1.158.252	974.248

V. INDIVIDUAL COMPANY RESULTS

Units: Miles of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	0800	344.513	100,00%	326.830	100,00%
+ Other earnings (6)	0810	270	0,08%		0,00%
+/- Variation all Stocks	0820		0,00%		0,00%
= **TOTAL PRODUCTION VALUE**	0830	**344.783**	100,08%	**326.830**	100,00%
- Net Purchases	0840	-212.099	-61,56%	-190.913	-58,41%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	0850		0,00%		0,00%
- External & Operating overheads (7)	0860	-77.594	-22,52%	-82.664	-25,29%
= **ADJUSTED ADDED VALUE**	0870	**55.090**	15,99%	**53.253**	16,29%
+/- Other Overheads & Earnings (8)	0880		0,00%		0,00%
- Personnel Overheads	0890	-28.452	-8,26%	-26.033	-7,97%
= **GROSS OPERATING RESULTS**	0900	**26.638**	7,73%	**27.220**	8,33%
- Endowment Real Estate Amort	0910	-9.311	-2,70%	-17.129	-5,24%
- Endowment Reversion Fund	0915		0,00%		0,00%
- Provisional Variation In Circulation (9)	0920		0,00%		0,00%
= **NET OPERATING RESULT**	0930	**17.327**	5,03%	**10.091**	3,09%
+ Financial Earnings	0940	6.307	1,83%	5.345	1,64%
- Financial Overheads	0950	-7.167	-2,08%	-5.802	-1,78%
+ Interest & Cap. Exchange Rate Differences	0960		0,00%		0,00%
- Endowment Amort. & Financial Provisions (10)	0970		0,00%		0,00%
= **RESULTS ORDINARY ACTIVITIES**	1020	**16.467**	4,78%	**9.634**	2,95%
+/- Results from non-material & Material Real Estate & Control Portfolio (11)	1021		0,00%	40.265	12,32%
- Variation Provs. Non-material & Material Real Estate & Control Portfolio (12)	1023	-10.825	-3,14%	-22.372	-685,00%
+/- Results by Operations with shares & Own Obligations (13)	1025		0,00%		0,00%
+/- Results Prev. Fin Years (14)	1026		0,00%		0,00%
+/- Other Extraordinary Results (15)	1030	-27.168	-7,89%	-108	-0,03%
= **RESULTS BEFORE TAXES**	1040	**-21.526**	-6,25%	**27.419**	8,39%
+/- Company Taxes and Others	1042	4.801	1,39%	-16.917	-5,18%
= **RESULT OF FINANCIAL YEAR**	1044	**-16.725**	-4,85%	**10.502**	3,21%

IV. BALANCE SHEET OF SITUATION OF CONSOLIDATED GROUP

Units: Miles of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	1200		
I. Establishment overheads	1210	31.904	48.323
II. Tied-up Non-material assets	1220	252.928	274.400
II.1. Property rights under financial lease	1221		
II.2. Other non-material real estate	1222	252.928	274.400
III. Tied-up material assets	1230	276.599	259.991
IV. Tied-up financial assets	1240	395.871	377.298
V. Long term holding co. shares	1250	701	4.081
VI. Long term debtors by traffic operation	1255		
B) REAL ESTATE (1)	1260	958.003	964.093
C) CONSOLIDATED GOODWILL	1270	2.682	4.714
D) OVERHEADS TO DIST IN SEVERAL YEARS (2)	1280	104.660	86.049
I. Shareholders by required subscription	1290		
II. Stocks	1300	166.182	164.832
III. Debtors	1310	335.025	290.342
IV. Short term financial investments	1320	204	2.752
V. Own short term shares	1330		
VI. Treasury	1340	6.176	9.754
VII. Adjustments for periodification	1350	50.741	57.704
E) ASSETS IN CIRCULATION	1360	558.328	525.384
TOTAL ASSETS (A + B + C + D + E)	1370	1.623.673	1.580.240

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	1500	194.048	194.048
II. Reserves Holding Co.	1510	156.529	159.276
III. Reserves Consolidated Cos (16)	1520	-1.231	-2.426
IV. Conversion differences (17)	1530		
V. Results attributed to holding co.	1540	-14.991	7.516
VI. Dividends issued in FY	1550		
A) OWN FUNDS	1560	334.355	358.414
B) EXTERNAL PARTNERS	1570	32.703	31.027
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D) EARNINGS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS	1590	1.465	42.140
E) PROVISIONS FOR RISKS & OVERHEADS	1600	43.683	16.162
I. Issue obligations & other negotiable Stock	1610		
II. Debts with credit entities	1615	423.675	349.033
III. Long term creditors by traffic operations	1625		
IV. Other long term debts	1630	32.306	83.138
F) LONG TERM CREDITORS	1640	455.981	432.171
I. Issue obligations & other negotiable Stock	1650		
II. Debts with credit entities	1655	232.373	194.654
III. Commercial Creditors	1665	379.662	386.500
IV. Other short term debts	1670	93.907	63.927
V. Adjustments for periodification	1680	49.544	55.245
G) SHORT TERM CREDITORS (4)	1690	755.486	700.326
H) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	1.623.673	1.580.240

V. GROUP CONSOLIDATED RESULTS CURRENT FINANCIAL YEAR

Units: Millions of Pesetas

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	1800	494.583	100,00%	494.960	100,00%
+ Other earnings (6)	1810	2.760	0,56%	2.227	0,45%
+/- Variation All Stocks	1820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	1830	497.343	100,56%	497.187	100,45%
- Net Purchases	1840	-270.232	-54,64%	-246.521	49,81%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	1850		0,00%		0,00%
- External & Operating overheads (7)	1860	-126.255	-25,53%	-132.683	-26,81%
= ADJUSTED ADDED VALUE	1870	100.856	20,39%	117.983	23,84%
+/- Other Overheads & Earnings (8)	1880		0,00%		0,00%
- Personnel Overheads	1890	-53.042	-10,72%	-49.344	-9,97%
= GROSS OPERATING RESULTS	1900	47.814	9,67%	68.639	13,87%
- Endowment Real Estate Amortised	1910	-60.317	-12,20%	-70.201	-14,18%
- Endowment Reversion Fund	1915		0,00%		0,00%
- Provisional Variation in Circulation (9)	1920		0,00%		0,00%
= NET OPERATING RESULT	1930	-12.503	-2,53%	-1.562	-0,32%
+ Finantial Earnings	1940	3.900	0,79%	3.901	0,79%
- Financial Overheads	1950	-15.692	-3,17%	-17.269	-3,49%
+ Interest & Cap. Exchange Rate Differences	1960		0,00%		0,00%
- Endowment Amortised & Financial Provision (10)	1970		0,00%		0,00%
+/- Conversion Results (18)	1980		0,00%		0,00%
+/- Participation Results Adjusted For Companies	1990	-19.006	-3,84%	-14.449	-2,92%
- Amortised Consolidated Goowill	2000	-924	-0,19%	-1.332	-0,27%
+ Negative Differences Consolidated Reversion	2010		0,00%		0,00%
= RESULT ORDINARY ACTIVITIES	2020	-44.225	-8,94%	-30.711	-6,20%
+/- Results from Non-material & Material Real Estate & Control Portfolio (11)	2021	6.700	1,35%	2.713	0,55%
- Variation Provisions. Non-material & Material Real Estate & Control Portfolio (12)	2023		0,00%		0,00%
+/- Results by Operations with share & Own Obligations (13)	2025		0,00%		0,00%
+/- Results of Previous Financial Years (14)	2026		0,00%		0,00%
+/- Other Extraordinary Results (15)	2030	-27.432	-5,55%	233	0,05%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	-71.657	-14,49%	9.787	1,98%
+/- Tax on Profits	2042	57.731	11,67%	-3.818	-0,77%
= CONSOLIDATE RESULT OF Financial Year	2044	-13.926	-2,82%	5.969	1,21%
+/- Results Attributed to External Partners	2050	-1.065	-0,22%	1.547	0,31%
= RESULT OF FINANCIAL YEAR ATTRIBUTED	2060	-14.991	-3,03%	7.516	1,52%

VI. DISTRIBUTION OF NET BUSINESS FIGURE BY ACTIVITY

ACTIVITY		INDIVIDUAL Current FY	INDIVIDUAL Previous FY	CONSOLIDATED Current FY	CONSOLIDATED Previous FY
	2100				
SUBSCRIBERS	2105	208.770	198.347	394.219	369.664
ADVERTISING	2110	18.613	18.878	19.770	22.753
OTHERS	2115	117.129	109.605	80.594	102.543
	2120				
	2125				
	2130				
	2135				
	2140				
Work undertaken awaiting certification (*)	2145				
Total NB F	2150	344.512	326.830	494.583	494.960
Domestic Market	2160				
Exportation: European Union	2170				
OCDE Countries	2173				
Other countries	2175				

(*) Only to be completed by Construction Companies

VII. NAVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL Current FY	INDIVIDUAL Previous FY	CONSOLIDATED Current FY	CONSOLIDATED Previous FY
TOTAL PERSONS EMPLOYED	3000	950	984	1.629	1.691

VIII. EVOLUTION OF THE BUSINESS

(The information to be included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of investment and de-investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half yhear with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

VIII. EVOLUTION OF THE BUSINESS

(The information to be Included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of investment and de-investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half yhear with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

NOTE: In the event of the space rosorved in these tables being insufficient for the explanations requested, the company shall be entitled to anached such additional pages as it mav consider necessarv.

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention will be made of the dividends distributed since the commencement of the financial year).

		% on Nominal	Pesetas per share	Amount (millions of pesetas)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Shares without voting right	3120			

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

SOGECABLE, S.A. Has not distributed dividends.

X. I SIGNIFICANT FACTS (*)

		SI	NO
1. Acquisitions of transfers of stock in the cpital of specific companies quioted on the Stock Exchange arising from the obligation to inform under section 53 of the LMV (5 per 100 and multiples).	3200		X
2. Specific acquisitions of own portfolio under the obligation to informin the 1st additional provision of the LSA (1 per 100)	3210		X
3. Other significant increases and reductions in real estate (holdings greater than 10% in unquoted companies material relevant investments or de-investments etc).	3220		X
4. Increases and reductions in share capital or in the value of the titles	3230		X
5. Issues, repayments or cancellation of loans	3240		X
6. Changes in the Directors or the Board of Directors	3250	X	
7. Modifications to Articles of Association	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the sector with particular bearing on the equity situation of the Company or Group.	3280		X
10. Lawsuits, litigation or claims that may particularly affect the equity situation of the Company or Group.	3290		X
11. Tender situations, suspension of payments etc.	3310		X
12. Special restricting agreements, cession or total or partial waiver of the policy and financial rights of the shares of the Company.	3320		X
13. Strategic agreements with national or international groups (exchange of shareholding packages etc).	3330	X	
14. Other significant facts	3340	X	

(*) Mark the corresponding box with an "X", in the affirmative case attaching an explanatory appendix in which the date of the communication to the CNMV and the SRVB is detailed.

XI. EXPLANATORY APPENDIX OF SIGNIFICANT FACTS

Point 6. – (Information communicated on April 16, 2002)
The General Shareholders' Meeting held on April 16, 2002 agreed to ratify the nomination by cooption of GROUPE CANAL +, S.A. made by the Board of Directors on December 18, 2001 and nominate GROUPE CANAL +, S.A. as company director for the statutory period of five years to take effect from the date on which this agreement is adopted.

Point 6. – (Information communicated on May 14, 2002)
The Board of Directors accepted the resignation as company directors presented by Mr. Enrique Piñel López and Alba Inmobiliaria, S.A., represented by Mr. Isidro Fernández Barreiro.

Point 6. – (Information communicated on June 19, 2002)
The Board of Directors accepted the resignation presented by Mr. Luis Lobón Gavoso as director of the company.

Point 7. – (Information communicated on April 16, 2002)
The General Shareholders' Meeting held on April 16, 2002 agreed to transfer the registered company address to Avenida de los Artesanos, number 6, Tres Cantos (Madrid), consequently modifying Article 4º of the Articles of Association.

Point 13. – (Information communicated on May 8 and 9, 2002)
SOGECABLE and TELEFONICA – through its media subsidiary Admira, communicated the agreement reached for the integration of DTS Distribuidora de Televisión por Satélite (VIA DIGITAL) and SOGECABLE. The operation shall be performed by undergoing a capital increase in SOGECABLE, aimed at the shareholders of VIA DIGITAL, who may subscribe up to a maximum of 23% of the share capital in SOGECABLE, by transferring their shares in VIA DIGITAL. The effectiveness of the agreement is subject to the ratification of the boards of directors of SOGECABLE and Admira and to the authorisation of the relevant authorities. Until such time as the agreement is performed, SOGECABLE and TELEFONICA shall carry out the ordinary activities of their respective businesses and the transfer rate of the shares shall not be altered by the evolution of the companies.

Point 13. – (Information communicated on May 14, 2002)
The Board of Directors unanimously ratified the agreement signed on May 8, 2002 between Sogecable and Admira for the integration of their pay television businesses. Likewise, the Board of Directors agreed to call an Extraordinary General Shareholders' Meeting whereby the approval of a share capital increase would be submitted for a maximum of 28,981,121 shares, all of which may be transferred for shares in Distribuidora de Televisión por Satélite (Via Digital). The time at which said agreement shall receive the relevant administrative authorisations will be announced in the Extraordinary General Shareholders' Meeting.

Point 14. – (Information communicated on March 18, 2002)
The Board of Directors of Sogecable, S.A. agreed to convene an Ordinary General Shareholders' Meeting that was held on April 16, 2002, at its second calling. The Agenda of the General Meeting was issued.

Point 14. – (Information communicated on March 26, 2002)
Sogecable, S.A. communicated the convening of the Ordinary General Shareholders' Meeting that was held on April 16, 2002, at its second calling. The text of the official notice of the said calling was issued.

Point 14. – (Information communicated on April 16, 2002)
The Ordinary General Shareholders' Meeting of Sogecable, S.A., held on April 16, 2002 approved all those proposals for agreements submitted by the Board of Directors to the General Meeting. A record of the agreements adopted was issued.

NOTE: In the event of the space reserved in these tables being insufficient for the explanations requested, the company shall be entitled to attach such additional pages as it may consider necessary.

XII. SPECIAL REPORT OF THE ACCOUNT AUDITORS

(This section should only be filled in in relation to the information corresponding to the first half of the financial year following the last closed audited financial year, and will be applicable to those issuing companies that, in accordance with the thirteenth section of the Ministerial Order of January 18, 1991 are obliged to submit a special report from their account auditors when the audit report of the annual accounts for the immediately preceding financial year had rejected the opinion or included an adverse opinion or a qualified opinion. In the same section, it should be stated that the afore-mentioned special report of the account auditors is attached as an annexe to the half-yearly information, as well as a copy of the information or declarations made by the Directors of the Company about the updated situation of the reservations included by the auditor in his audit report of the annual accounts for the previous financial year and which, in accordance with the Technical Auditing Standards applicable, were the basis for the submission of the afore-mentioned special report.

SEE THE ATTACHED DOCUMENT SING BY COMPANY AUDITORS

APPENDIX I

Sogecable

RELEVANT EVENTS

In the second quarter of 2002, Sogecable reached an agreement with Telefónica for the integration of Vía Digital in Sogecable. Sogecable will issue new shares representing up to 23% of its capital in exchange for Vía Digital's shares. The corresponding authorities are already working for the approval of the transaction.

On July 10th 2002, it was announced the renewal of the agreement between the main shareholders of Sogecable PRISA and Groupe Canal+, S.A.. The renewed agreement will be effective until the end of December 2003.

During this semester, Sogecable completed a large part of its move to Tres Cantos. As of June 30th 2002 more than 1,100 people develop their activities at the Group's new premises. During the next quarter all the remaining teams of Sogecable will move to the new building.

In the month of April 2002, Sogecable has changed the conditional access system for ecrypting and verifying appropriate access to its digital services and all of Canal Satélite Digital's clients' subscription smart cards have been replaced. Since then, illegal reception of any non-ordered service is no longer possible. The impacts of this change that have initially been observed are increases in the average revenue per subscriber, purchasing of pay-per-view services and the number of suspended subscriptions. The future evolution of these effects will be closely monitored in order to evaluate their short and mid-term impact.

Sogecable

SUBSCRIBERS

At the end of the first semester of 2002, Sogecable has more than 1,983,000 clients, 63% of which were receiving the digital services. One year ago, Canal Satélite Digital's clients stood for 58% of subscriptions.

CANAL+ remains as the undisputed leading premium pay-tv channel in Spain. It has grown by more than 52,000 new subscribers in the past twelve months compared to the 47,000 new clients recruited in the twelve-month period previous to July 2001. CANAL+ keeps increasing its attractiveness among Sogecable's own client portfolio, reaching 95% of its total subscriber base by the end of this semester.

	30-Jun-02	30-Jun-01	30-Jun-00	06/02 vs 06/01	06/01 vs 06/00
Canal+ Analogue	727,563	848,371	963,659	-14.2%	-12.0%
Canal+ Digital	1,161,430	987,818	825,241	17.6%	19.7%
TOTAL CANAL+	**1,888,993**	**1,836,189**	**1,788,900**	**2.9%**	**2.6%**

CANAL SATELITE DIGITAL surpassed 1,255,000 subscribers as of June 30th 2002. In the last months, subscribers have continued asking for the most complete packages: more than 92% of Canal Satélite Digital's clients subscribe to offers including Canal+ in comparison to 84% that did so as of June 30th 2001.

	30-Jun-02	30-Jun-01	30-Jun-00	06/02 vs 06/01	06/01 vs 06/00
CANAL SATÉLITE DIGITAL	**1,255,578**	**1,176,539**	**904,401**	**6.7%**	**30.1%**

Sogecable

RESULTS

Sogecable's Total Revenues reached 497.3 million euros during the first six months of 2002 versus 497.2 million euros as of June 30th 2001.

The breakdown of Total Revenues in the first semester of 2002 and 2001 is as follows:

	2002 1H Euro MM	2001 1H Euro MM	dif Euro MM	% var
REVENUES	**497.3**	**497.2**	**0.2**	**0.0%**
Net Turnover	**494.6**	**495.0**	**-0.4**	**-0.1%**
Subscribers	394.2	369.7	24.6	6.6%
Advertising	19.8	22.8	-3.0	-13.1%
Other	80.6	102.5	-21.9	-21.4%
Other operating revenues	**2.8**	**2.2**	**0.5**	**23.9%**

Subscription revenues already represent 80% of Sogecable's Net Turnover, growing by 6.6% versus first semester 2001, reaching 394.2 million euros during the first six-month period of 2002. The higher subscription average revenue has been the main drive behind that growth. The higher average revenue is achieved through migrations from the analogue to the digital service and also due to the increasing appeal of Canal Satélite Digital's most complete subscription packages.

Advertising revenues remain affected by the adverse general situation of the advertising sector. In spite of this, in the past three months of 2002 it reached similar levels to the ones obtained during the second quarter of 2001, and increasing by 35% 2002 first quarter figures.

The reason for the decline in the Other Revenues line included in the Net Turnover compared to last year is the lower revenues from sublicensing pay-per-view football rights to other operators. These revenues were 26.0 million euros lower in the first semester of 2002 than in the first six months of 2001.

Sogecable

The Operating Expenses were 449.5 million euros in the first half of 2002, increasing by 4.9% the ones of 2001. Within this line, Purchases grew to 270.2 million euros. This growth was partially offset by the decline in Other Operating Expenses, 4.8% down versus 2001, due to the savings achieved in the main operating lines.

As of June 30th 2002, EBITDA reached 47.8 million euros versus last year's 68.6 million euros.

Companies Carried by the Equity Method booked losses of 19.0 million euros within the first six months of 2002 versus 14.4 million euros of losses in June 2001. Audiovisual Sport remains as the biggest contributor to these losses and Real Madrid Multimedia – an associated company incorporated in April 2001 in which Sogecable has a 50% stake- is the main reason for the increase of the losses versus 2001.

Sogecable has applied the Spanish Law 24/2001 issued on December 27th 2001 on anticipated taxation on capital gains. This anticipated taxation sets a reduced rate of 18% conditioned to immediate payment of deferred taxes. Sogecable paid the reduced tax by means of tax credits, eliminated deferred taxes and registered a 27.5 million euros gain in the Corporate Income Tax line.

Sogecable has decided to register an extraordinary provision to fully offset the positive impact in its results of the above-mentioned revenues of 27.5 million euros. A potential use of this provision in the future might be to compensate some impacts of the integration of Via Digital in Sogecable.

Combining all these effects, the Net Consolidated Results Attributed to the Controlling Company as of June 30th 2002 were losses of 15.0 million euros versus 7.5 million euros of profits in the first semester of 2001.

As of June 30th 2002, the Group's net debt is 649.7 million euros, financed by the most relevant banking institutions that operate in Spain.

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS FIRST HALF 2002 & 2001 (January-June)

	2002 1H Euro MM	2001 1H Euro MM	dif Euro MM	% var
TOTAL REVENUES	**497.3**	**497.2**	**0.2**	**0.0%**
Net Turnover	494.6	495.0	-0.4	-0.1%
Other operating revenues	2.8	2.2	0.5	23.9%
OPERATING EXPENSES	**449.5**	**428.5**	**21.0**	**4.9%**
Purchases	270.2	246.5	23.7	9.6%
Personnel expenses	53.0	49.3	3.7	7.5%
Other operating expenses	126.3	132.7	-6.4	-4.8%
EBITDA	**47.8**	**68.6**	**-20.8**	**-30.3%**
Depreciation and amortisation	60.3	70.2	-9.9	-14.1%
OPERATING INCOME/LOSS (EBIT)	**-12.5**	**-1.6**	**-10.9**	**n.a.**
Financial results	-11.8	-13.4	1.6	-11.8%
Share in results of companies carried by the equity method	-19.0	-14.4	-4.6	31.5%
Amortisation of goodwill	-0.9	-1.3	0.4	-30.6%
INCOME/LOSS ON ORDINARY ACTIVITIES	***-44.2***	***-30.7***	***-13.5***	***44.0%***
Extraordinary results	-27.4	40.5	-67.9	-167.7%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-71.7**	**9.8**	**-81.4**	**n.a.**
Corporate income tax	-57.7	3.8	-61.5	n.a.
CONSOLIDATED INCOME/LOSS	**-13.9**	**6.0**	**-19.9**	**n.a.**
Income/Loss attributed to minority interests	1.1	-1.5	2.6	-168.8%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-15.0**	**7.5**	**-22.5**	**n.a.**

Sogecable

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	30 Junio 2002	31 Diciembre 2001
Start-up expenses	31,904	39,357
Intangible assets	252,928	259,206
Tangible fixed assets	276,599	269,100
Long-term financial investments	395,871	417,476
Shares of the controlling company	701	701
FIXED AND OTHER NONCURRENT ASSETS	**958,003**	**985,840**
GOODWILL IN CONSOLIDATION	**2,682**	**3,606**
DEFERRED CHARGES	**104,660**	**89,393**
Inventories	166,182	164,876
Accounts receivable	335,025	285,866
Short-term financial investments	204	2,742
Cash	6,176	6,317
Accrual accounts	50,741	49,030
CURRENT ASSETS	**558,328**	**508,831**
TOTAL ASSETS	**1,623,673**	**1,587,670**

SHAREHOLDERS' EQUITY AND LIABILITIES	30 Junio 2002	31 Diciembre 2001
Capital stock	194,048	194,048
Additional paid-in capital and other reserves	156,529	154,926
Reserves at consolidated companies	-1,231	-2,426
Income / Loss for the year	-14,991	2,798
SHAREHOLDERS' EQUITY	**334,355**	**349,346**
MINORITY INTERESTS	**32,703**	**31,634**
DEFERRED REVENUES	**1,465**	**23,510**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**43,683**	**9,869**
Long-term payables to credit entities	423,675	363,661
Other long-term accounts payable	32,306	89,748
LONG-TERM DEBT	**455,981**	**453,409**
Short-term payables to credit entities	232,373	258,472
Trade accounts payable	379,662	361,016
Other non-trade debts	93,907	46,718
Accrual accounts	49,544	53,696
CURRENT LIABILITIES	**755,486**	**719,902**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,623,673**	**1,587,670**

ARTHUR ANDERSEN, S.L.

SOGECABLE, S.A.

Special Report required by the O.M. (Ministerial Order) on September 30, 1992

ARTHUR ANDERSEN, S.L.
Raimundo Fdez. Villaverde, 65
28003 Madrid

Special Report required by the O.M. on September 30, 1992

To the shareholders of
Sogecable, S.A.
to be sent to the National Securities
and Exchange Commission:

After having audited the annual accounts of Sogecable, S.A., corresponding to the financial year 2001, we have duly issued our audit report dated March 25, 2002, in which we have expressed our opinion that includes the following qualification due to uncertainty.

"The Company has recorded an extraordinary profit of 40.3 million euros, as a result of the transaction with Sogepaq, S.A., described in Note 8. a) and communicated to the National Securities and Exchange Commission. The agreement, by virtue of which this operation has been formalised, includes a purchase option for the Company and a sales option for the third party, both of which are legally binding on the other party. From the possible exercise of the said options and the circumstances under which they may be exercised, certain effects may arise that are not possible to determine at the time of the present report."

In accordance with the request, we have analysed the information relating to the updated situation of the said qualification and its effect on the attached individual half-yearly information dated June 30, 2002, that has been prepared by the Directors of the Company according to that required by the O.M. at September 30, 1992 and the circular 3/1994 of June 8, of the National Securities and Exchange Commission, whereby the models of periodic public information for Entities issuing securities that are admitted on the Stock Exchange are modified.

Our analysis has been carried out in accordance with the Technical Guidelines established for these purposes approved by the Decision dated July 28, 1994, that, due to the scope, which is substantially less than that of an audit report of the annual accounts, does not allow us to give an opinion on the veracity of the rest of the half-yearly information, nor ensure that, having applied complementary audit procedures, we would not have been able to identify other significant matters for consideration. In addition, for this reason, we have not given our opinion on the individual half-yearly financial information dated June 30, 2002.

As a result of our analysis, we can confirm that in the attached individual half-yearly information at June 30, 2002, the uncertainty relating to the consolidated annual accounts for the last financial year closed has not been resolved. Consequently, we are unable to evaluate the effects on the shareholders' equity of the Company that appears in the individual half-yearly financial information at June 30, 2002 relating to any adjustments that may be necessary should the final outcome of the uncertainty described in our audit report dated March 25, 2002 be known.

This special report has been prepared exclusively in fulfilment of that laid down in the O.M. of September 30, 1992 for the exclusive use of the National Securities and Exchange Commission and should not be used for any other purpose.

26th July 2002

ARTHUR ANDERSEN, S.L.
RAIMUNDO FERNANDEZ VILLAVERDE, 65
28003 MADRID

Madrid, July 26, 2002

Dear Sirs,

In relation to the special report required by the O.M. of September 30, 1992, whereby the information relating to the qualification expressed in the audit report of the consolidated annual accounts of Sogecable, S.A. and its dependant Companies corresponding to the financial year 2001, issued on March 25, 2002 is analysed, we hereby declare that, according to our faithful knowledge and understanding:

a) We have made available all the half-yearly information required by the legislation in force for the purpose of issuing the present report.

b) We have made available all those minutes of the Board of Directors' Meetings and General Shareholders' Meeting from April 16, 2002, as follows:

Date	Meeting
April 16	Board of Directors
April 16	General Shareholders' Meeting
May 14	Board of Directors

Likewise, we have reported on those matters dealt with by the Board of Directors in their meeting held on June 18, the minutes of which are pending approval.

c) In relation to the qualification due to uncertainty described in the audit report of March 25, 2002, we can confirm that we have no additional information available to that provided to yourselves for the purposes of the audit carried out on the consolidated annual accounts of Sogecable, S.A. and its dependant companies at December 31, 2002. As was indicated in the consolidated annual accounts for the financial year 2001, Sogecable, S.A. proceeded in June 2001 to sell 45% of its shareholding in Sogepaq, S.A. to StudioCanal, S.A., with Sogecable, S.A. maintaining a purchase option and StudioCanal, S.A. a sales option on the said shareholding. At the date of the presentation of the consolidated half-yearly information relating to the six-month period ending at June 30, 2002, StudioCanal, S.A. has not declared any intention whatsoever on the exercise of its option, and Sogecable, S.A. has taken no decision in respect of the exercise or not of its option.

Yours faithfully,
Chief Executive Officer
Sogecable, S.A.

ARTHUR ANDERSEN, S.L.

SOGECABLE, S.A.

Special Report required by the O.M. (Ministerial Order) on September 30, 1992

ARTHUR ANDERSEN, S.L.
Raimundo Fdez. Villaverde, 65
28003 Madrid

Special Report required by the O.M. on September 30, 1992

To the shareholders of
Sogecable, S.A.
to be sent to the National Securities
and Exchange Commission:

After having audited the annual accounts of Sogecable, S.A., corresponding to the financial year 2001, we have duly issued our audit report dated March 25, 2002, in which we have expressed our opinion that includes the following qualification due to uncertainty.

"The Company has recorded an extraordinary profit of 40.3 million euros, as a result of the transaction with Sogepaq, S.A., described in Note 8. a) and communicated to the National Securities and Exchange Commission. The agreement, by virtue of which this operation has been formalised, includes a purchase option for the Company and a sales option for the third party, both of which are legally binding on the other party. From the possible exercise of the said options and the circumstances under which they may be exercised, certain effects may arise that are not possible to determine at the time of the present report."

In accordance with the request, we have analysed the information relating to the updated situation of the said qualification and its effect on the attached individual half-yearly information dated June 30, 2002, that has been prepared by the Directors of the Company according to that required by the O.M. at September 30, 1992 and the circular 3/1994 of June 8, of the National Securities and Exchange Commission, whereby the models of periodic public information for Entities issuing securities that are admitted on the Stock Exchange are modified.

Our analysis has been carried out in accordance with the Technical Guidelines established for these purposes approved by the Decision dated July 28, 1994, that, due to the scope, which is substantially less than that of an audit report of the annual accounts, does not allow us to give an opinion on the veracity of the rest of the half-yearly information, nor ensure that, having applied complementary audit procedures, we would not have been able to identify other significant matters for consideration. In addition, for this reason, we have not given our opinion on the individual half-yearly financial information dated June 30, 2002.

As a result of our analysis, we can confirm that in the attached individual half-yearly information at June 30, 2002, the uncertainty relating to the individual annual accounts for the last financial year closed has not been resolved. Consequently, we are unable to evaluate the effects on the shareholders' equity of the Company that appears in the individual half-yearly financial information at June 30, 2002 relating to any adjustments that may be necessary should the final outcome of the uncertainty described in our audit report dated March 25, 2002 be known.

This special report has been prepared exclusively in fulfilment of that laid down in the O.M. of September 30, 1992 for the exclusive use of the National Securities and Exchange Commission and should not be used for any other purpose.

26th July 2002

ARTHUR ANDERSEN, S.L.
RAIMUNDO FERNANDEZ VILLAVERDE, 65
28003 MADRID

Madrid, July 26, 2002

Dear Sirs,

In relation to the special report required by the O.M. of September 30, 1992, whereby the information relating to the qualification expressed in the audit report of the annual accounts of Sogecable, S.A. and its dependant Companies corresponding to the financial year 2001, issued on March 25, 2002 is analysed, we hereby declare that, according to our faithful knowledge and understanding:

d) We have made available all the half-yearly information required by the legislation in force for the purpose of issuing the present report.

e) We have made available all those minutes of the Board of Directors' Meetings and General Shareholders' Meeting from April 16, 2002, as follows:

Date	Meeting
April 16	Board of Directors
April 16	General Shareholders' Meeting
May 14	Board of Directors

Likewise, we have reported on those matters dealt with by the Board of Directors in their meeting held on June 18, the minutes of which are pending approval.

f) In relation to the qualification due to uncertainty described in the audit report of March 25, 2002, we can confirm that we have no additional information available to that provided to yourselves for the purposes of the audit carried out on the consolidated annual accounts of Sogecable, S.A. and its dependant companies at December 31, 2002. As was indicated in the consolidated annual accounts for the financial year 2001, Sogecable, S.A. proceeded in June 2001 to sell 45% of its shareholding in Sogepaq, S.A. to StudioCanal, S.A., with Sogecable, S.A. maintaining a purchase option and StudioCanal, S.A. a sales option on the said shareholding. At the date of the presentation of the consolidated half-yearly information relating to the six-month period ending at June 30, 2002, StudioCanal, S.A. has not declared any intention whatsoever on the exercise of its option, and Sogecable, S.A. has taken no decision in respect of the exercise or not of its option.

Yours faithfully,
Chief Executive Officer
Sogecable, S.A.

REFERENCIA DE SEGURIDAD:

GENERAL

INFORMACION CORRESPONDIENTE AL:

SEMESTRE 30 DE JUNIO **AÑO** 2002

[illegible]

Denominación Social:

SOGECABLE, S. A.

Domicilio Social:

AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS- MADRID

[illegible]: A-79114815

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

INIGO DAGO ELORZA - Secretario General. Poderes de representación, según escritura pública de fecha 26/02/2001, nº de protocolo 655

FERNANDO MARTINEZ ALBACETE - Director Economico-Financiero. Poderes de representación según escritura pública de fecha 30/10/2001, nº de protocolo 3.475

Firma:



CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

		[illegible]	[illegible]
I. Datos Identificativos del Emisor	[illegible]	X	X
II. Variación del Grupo Consolidado	[illegible]		X
III. Bases de Presentación y Normas de Valoración	[illegible]	X	X
IV. Balance de Situación	0040	X	X
V. Cuenta de Pérdidas y Ganancias	0050	X	X
VI. Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII. Número de Personas Empleadas	0070	X	X
VIII. Evolución de los Negocios	0080	X	X
IX. Dividendos Distribuidos	0090	X	X
X. Hechos Significativos	0100	X	X
XI. Anexo Explicativo Hechos Significativos	0110	X	X
XII. Informe Especial de los Auditores	0120	X	X

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

En el periodo de seis meses finalizado el 30 de junio de 2002 no se ha producido variación de las sociedades que forman parte del Grupo Consolidado en relación con la información recogida en las cuentas anuales del ejercicio cerrado el 31 de diciembre de 2001.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, se han aplicado los principios, normas de valoración y criterios previstos en la normativa en vigor para la elaboración de información de carácter financiero contable a incorporar a las cuentas anuales y estados financieros intermedios.

En la información semestral que se presenta del número medio de personas empleadas en el Grupo consolidado, tanto del primer semestre del ejercicio 2002 como del ejercicio 2001, se excluye el personal contratato por campañas por la sociedad del Grupo CATSA, tal y como se presenta esta información en las cuentas anuales consolidadas de los últimos ejercicios.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

IV. BALANCE DE SITUACIÓN DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de Euros

ACTIVO

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	14.754	16.867
II. Inmovilizaciones Inmateriales	0220	110.720	118.106
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221		
II.2. Otro Inmovilizado Inmaterial	0222	110.720	118.106
III. Inmovilizaciones Materiales	0230	15.690	24.473
IV. Inmovilizaciones Financieras	0240	517.813	356.905
V. Acciones Propias a Largo Plazo	0250	701	4.081
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	659.678	520.432
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	1.182	2.191
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	151.597	143.761
III. Deudores	0310	316.845	270.050
IV. Inversiones Financieras Temporales	0320	157	2.310
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	173	790
VII. Ajustes por Periodificación	0350	28.620	34.714
D) ACTIVO CIRCULANTE (3)	0360	497.392	451.625
TOTAL ACTIVO (A + B + C + D)	0370	1.158.252	974.248

PASIVO

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	194.048	194.048
II. Reservas	0510	201.631	204.377
III. Resultados de Ejercicios Anteriores	0520	-45.102	-45.102
IV. Resultado del Periodo	0530	-16.725	10.502
V. Dividendos a Cuenta Entregados en el Ejercicio	0550		
A) FONDOS PROPIOS	0560	333.852	363.825
B) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	0590		
C) PROVISIONES PARA RIESGOS Y GASTOS	0585	40.807	6.859
I. Emisión de Obligaciones y Otros Valores Negociables	0600		
II. Deudas con Entidades de Crédito	0605	176.368	47.613
III. Deudas con Empresas del Grupo y Asociadas	0610	1.479	1.479
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0615		
V. Otras Deudas a Largo	0630	23.342	43.165
D) ACREEDORES A LARGO PLAZO	0640	201.189	92.257
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	146.351	119.357
III. Deudas con Empresas del Grupo y Asociadas	0660	121.807	86.424
IV. Acreedores Comerciales	0665	261.745	271.226
V. Otras Deudas a Corto	0670	51.513	34.064
VI. Ajustes por Periodificación	0680	988	236
E) ACREEDORES A CORTO PLAZO (4)	0690	582.404	511.307
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	1.158.252	974.248

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	344.513	100,00%	326.830	100,00%
+ Otros Ingresos (6)	0810	270	0,08%		0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCIÓN	0830	344.783	100,08%	326.830	100,00%
- Compras Netas	0840	-212.099	-61,56%	-190.913	-58,41%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850		0,00%		0,00%
- Gastos Externos y de Explotación (7)	0860	-77.594	-22,52%	-82.664	-25,29%
= VALOR AÑADIDO AJUSTADO	0870	55.090	15,99%	53.253	16,29%
+/- Otros Gastos e Ingresos (8)	0880		0,00%		0,00%
- Gastos de Personal	0890	-28.452	-8,26%	-26.033	-7,97%
= RESULTADO BRUTO DE EXPLOTACIÓN	[illegible]	26.638	7,73%	27.220	8,33%
- Dotación Amortizaciones Inmovilizado	[illegible]	-9.311	-2,70%	-17.129	-5,24%
- Dotaciones al Fondo de Reversión	[illegible]		0,00%		0,00%
- Variación Provisiones de Circulante (9)	[illegible]		0,00%		0,00%
= RESULTADO DE LA EXPLOTACIÓN	[illegible]	17.327	5,03%	10.091	3,09%
+ Ingresos Financieros	[illegible]	6.307	1,83%	5.345	1,64%
- Gastos Financieros	[illegible]	-7.167	-2,08%	-5.802	-1,78%
+ Intereses y Diferencias Cambio Capitalizados	[illegible]		0,00%		0,00%
- Dotación Amortización y Provisiones Financieras (10)	[illegible]		0,00%		0,00%
= RESULTADO DE LAS ACTIVIDADES ORDINARIAS	[illegible]	16.467	4,78%	9.634	2,95%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	[illegible]		0,00%	40.265	12,32%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	[illegible]	-10.825	-3,14%	-22.372	-6,85%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	1026		0,00%		0,00%
+/- Otros Resultados Extraordinarios (15)	1030	-27.168	-7,89%	-108	-0,03%
= RESULTADO ANTES DE IMPUESTOS	1040	-21.526	-6,25%	27.419	8,39%
+/- Impuestos sobre Sociedades y Otros	1042	4.801	1,39%	-16.917	-5,18%
= RESULTADO DEL EJERCICIO	1044	-16.725	-4,85%	10.502	3,21%

IV. BALANCE DE SITUACIÓN DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	31.904	48.323
II. Inmovilizaciones Inmateriales	1220	252.928	274.400
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221		
II.2. Otro Inmovilizado Inmaterial	1222	252.928	274.400
III. Inmovilizaciones Materiales	1230	276.599	259.991
IV. Inmovilizaciones Financieras	1240	395.871	377.298
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	701	4.081
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO	1260	958.003	964.093
C) FONDO DE COMERCIO DE CONSOLIDACIÓN	1270	2.682	4.714
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	104.660	86.049
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	166.182	164.832
III. Deudores	1310	335.025	290.342
IV. Inversiones Financieras Temporales	1320	204	2.752
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	6.176	9.754
VII. Ajustes por Periodificación	1350	50.741	57.704
E) ACTIVO CIRCULANTE	1360	558.328	525.384
TOTAL ACTIVO (A+B+C+D+E)	1370	1.623.673	1.580.240

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	194.048	194.048
II. Reservas Sociedad Dominante	1510	156.529	159.276
III. Reservas Sociedades Consolidadas (16)	1520	-1.231	-2.426
IV. Diferencias de Conversión (17)	1530		
V. Resultados Atribuibles a la Sociedad Dominante	1540	-14.991	7.516
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		
A) FONDOS PROPIOS	1560	334.355	358.414
B) SOCIOS EXTERNOS	1570	32.703	31.027
C) DIFERENCIA NEGATIVA DE CONSOLIDACIÓN	1580		
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	1.465	42.140
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	43.683	16.162
I. Emisión de Obligaciones y Otros Valores Negociables	1610		
II. Deudas con Entidades de Crédito	1615	423.675	349.033
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625		
IV. Otras Deudas a Largo	1630	32.306	83.138
F) ACREEDORES A LARGO PLAZO	1640	455.981	432.171
I. Emisión de Obligaciones y Otros Valores Negociables	1650		
II. Deudas con Entidades de Crédito	1655	232.373	194.654
III. Acreedores Comerciales	1665	379.662	386.500
IV. Otras Deudas a Corto	1670	93.907	63.927
V. Ajustes por Periodificación	1680	49.544	55.245
G) ACREEDORES A CORTO PLAZO (4)	1690	755.486	700.326
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		
TOTAL PASIVO (A+B+C+D+E+F+G+H)	1700	1.623.673	1.580.240

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1200	494.583	100,00%	494.960	100,00%
+ Otros Ingresos (6)	1210	2.760	0,56%	2.227	0,45%
+/- Variación Existencias Productos Terminados y en Curso			0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCIÓN		497.343	100,56%	497.187	100,45%
- Compras Netas		-270.232	-54,64%	-246.521	-49,81%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles			0,00%		0,00%
- Gastos Externos y de Explotación (7)		-126.255	-25,53%	-132.683	-26,81%
= VALOR AÑADIDO AJUSTADO	1270	100.856	20,39%	117.983	23,84%
+/- Otros Gastos e Ingresos (8)			0,00%		0,00%
- Gastos de Personal		-53.042	-10,72%	-49.344	-9,97%
= RESULTADO BRUTO DE EXPLOTACIÓN		47.814	9,67%	68.639	13,87%
- Dotación Amortizaciones Inmovilizado		-60.317	-12,20%	-70.201	-14,18%
- Dotaciones al Fondo de Reversión			0,00%		0,00%
- Variación Provisiones de Circulante (9)			0,00%		0,00%
= RESULTADO NETO DE EXPLOTACIÓN		-12.503	-2,53%	-1.562	-0,32%
+ Ingresos Financieros		3.900	0,79%	3.901	0,79%
- Gastos Financieros		-15.692	-3,17%	-17.269	-3,49%
+ Intereses y Diferencias Cambio Capitalizados			0,00%		0,00%
- Dotación Amortización y Provisiones Financieras (10)			0,00%		0,00%
+/- Resultados de Conversión (18)			0,00%		0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia		-19.006	-3,84%	-14.449	-2,92%
- Amortización Fondo Comercio Consolidación		-924	-0,19%	-1.332	-0,27%
+ Reversión Diferencias Negativas de Consolidación			0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS		-44.225	-8,94%	-30.711	-6,20%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)			0,00%	40.265	8,14%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)			0,00%		0,00%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)			0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)			0,00%		0,00%
+/- Otros Resultados Extraordinarios (15)	2030	-27.432	-5,55%	233	0,05%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	-71.657	-14,49%	9.787	1,98%
+/- Impuesto sobre Beneficios	2042	57.731	11,67%	-3.818	-0,77%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	-13.926	-2,82%	5.969	1,21%
+/- Resultado Atribuido a Socios Externos	2050	-1.065	-0,22%	1.547	0,31%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	-14.991	-3,03%	7.516	1,52%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
	2100				
ABONADOS	2105	208.770	198.347	394.219	369.664
PUBLICIDAD	2110	18.613	18.878	19.770	22.753
OTROS	[illegible]	117.129	109.605	80.594	102.543
	[illegible]				
	[illegible]				
	[illegible]				
	[illegible]				
	[illegible]				
Obra Ejecutada Pendiente de certificar (*)	[illegible]				
TOTAL I.N.C.N.	2150	344.512	326.830	494.583	494.960
Mercado Interior	2160				
Exportación: Unión Europea	[illegible]				
Países O.C.D.E.	[illegible]				
Resto Países	[illegible]				

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	950	984	1.629	1.691

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto a los comunicados en el trimestre anterior).

VEASE ANEXO I

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto a los comunicados en el trimestre anterior).

VEASE ANEXO I

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción	Importe (miles de euros)
1. Acciones ordinarias	3100			
2. Acciones preferentes	3110			
3. Acciones sin voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

SOGECABLE, S.A. NO HA DISTRIBUIDO DIVIDENDOS.

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar complementada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administración	3250	X	
7. Modificaciones de los Estatutos Sociales	3260	X	
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.)	3330	X	
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Punto 6.- (Hecho comunicado el día 16 de abril de 2002)
La Junta General de Accionistas celebrada el 16 de abril de 2002 acordó ratificar el nombramiento por cooptación de GROUPE CANAL +, S.A. realizado por el Consejo de Administración de 18 de diciembre de 2.001 y nombrar a GROUPE CANAL +, S.A. Consejero de la sociedad por el plazo estatutario de cinco años, con efectos desde la fecha de adopción de este acuerdo.

Punto 6.- (Hecho comunicado el día 14 de mayo de 2002)
El Consejo de Administración aceptó la dimisión presentada por D. Enrique Piñel López y Alba Inmobiliaria S.A., representada por D. Isidro Fernández Barreiro, como consejeros de la sociedad.

Punto 6.- (Hecho comunicado el día 19 de junio de 2002)
El Consejo de Administración aceptó la dimisión presentada por D. Luis Lobón Gayoso, como consejero de la sociedad.

Punto 7.- (Hecho comunicado el día 16 de abril de 2002)
La Junta General de Accionistas celebrada el 16 de abril de 2002 acordó trasladar el domicilio social a Tres Cantos (Madrid), Avenida de los Artesanos, número 6, modificando en consecuencia el artículo 4º de los Estatutos Sociales.

Punto 13.-(Hechos comunicados el 8 y 9 de mayo de 2002)
SOGECABLE y TELEFONICA - a través de su filial de medios Admira - comunicaron el acuerdo alcanzado para la integración de DTS Distribuidora de Televisión por Satélite (VIA DIGITAL) Y SOGECABLE. La operación se llevará a cabo mediante una ampliación de capital de SOGECABLE, destinada a los accionistas de VIA DIGITAL, que podrán suscribir hasta un máximo de un 23% del capital social de SOGECABLE, mediante la aportación de las acciones de VIA DIGITAL. La eficacia del acuerdo está sometida a la ratificación de los consejos de administración de SOGECABLE y Admira y a la autorización de las autoridades competentes. Hasta el momento de ejecución del acuerdo, SOGECABLE y VIA DIGITAL desarrollarán el tráfico ordinario de sus negocios y la relacion de canje no se verá alterada por la evolución de las compañías.

Punto 13.-(Hecho comunicado el 14 de mayo de 2002)
El Consejo de Administración ratificó, por unanimidad, el acuerdo suscrito el pasado 8 de mayo entre Sogecable y Admira para la integración de los negocios de televisión de pago. Asimismo el Consejo acordó convocar Junta General Extraordinaria de accionistas a la que se someterá la aprobación de una ampliación de capital social, en un máximo de 28.981.121 acciones, canjeables en su totalidad por acciones de Distribuidora de Televisión por Satélite (Via Digital). La Junta General Extraordinaria se anunciará cuando el referido acuerdo reciba las autorizaciones administrativas pertinentes.

Punto 14.- (Hecho comunicado el día 18 de marzo de 2002)
El Consejo de Administración de Sogecable, S.A. acordó convocar Junta General Ordinaria que se celebró el día 16/04/02, en segunda convocatoria. Se remitió el Orden del Día de la Junta General.

Punto 14.- (Hecho comunicado el día 26 de marzo de 2002)
Sogecable, S.A. comunica la convocatoria de la Junta General Ordinaria que se celebró el día 16/04/02, en segunda convocatoria. Se remitió el texto del anuncio oficial de dicha convocatoria.

Punto 14.- (Hecho comunicado el día 16 de abril de 2002)
La Junta General Ordinaria de Accionistas de Sogecable, S.A. celebrada el día 16 de abril de 2002, aprobó todas las propuestas de acuerdos sometidas a la Junta General por el Consejo de Administración. Se remitió relación de los acuerdos adoptados.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la Información correspondiente al I Semestre del ejercicio siguiente al último cerrado auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de Enero de 1991, resulten obligadas a la presentación de un informe especial de sus autidtores de cuentas, cuando el informe de audotoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

VEASE DOCUMENTO ADJUNTO FIRMADO POR LOS AUDITORES DE LA SOCIEDAD

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

ANEXO I

EVOLUCIÓN DE LOS NEGOCIOS

HECHOS SIGNIFICATIVOS

En el segundo trimestre de 2002, Sogecable ha alcanzado un acuerdo con Telefónica para la integración de Vía Digital, mediante la emisión de nuevas participaciones de Sogecable, representativas de hasta un máximo del 23% de su capital, a cambio de las acciones de Vía Digital. Los detalles de la operación han sido remitidos a las autoridades competentes para su aprobación.

El 10 de julio de 2002 fue comunicada la renovación del acuerdo entre los dos principales accionistas de Sogecable, PRISA y Groupe Canal+, S.A. que extiende su vigencia hasta el 31 de diciembre de 2003.

A lo largo de este semestre, Sogecable ha trasladado su sede social a Tres Cantos, localidad próxima a Madrid. El 30 de junio de 2002, más de 1.100 trabajadores desarrollaban ya su actividad en las nuevas instalaciones del Grupo. Durante el próximo trimestre se completará el traslado al nuevo centro del resto de equipos

En el mes de abril de 2002, Sogecable ha modificado el sistema de acceso condicional empleado para la encriptación y el control de acceso de sus emisiones digitales y ha sustituido la totalidad de las tarjetas de abono de los clientes de Canal Satélite Digital, impidiendo desde ese momento la recepción irregular de cualquier servicio no contratado. Los primeros efectos observados han sido el incremento del ingreso medio por abonado y de las ventas del servicio de pago por visión y las mayores suspensiones de abonos. La evolución de estos efectos será objeto de un seguimiento especial para evaluar su repercusión a corto y medio plazo.

ABONADOS

Al final del primer semestre de 2002, Sogecable contaba con más de 1.983.000 abonados, de los que más del un 63% recibían las emisiones a través de su servicio digital. Un año antes, los clientes de Canal Satélite Digital representaban el 58% de las suscripciones.

CANAL+ continúa consolidándose como el canal "premium" de referencia en la televisión de pago en España. En los últimos doce meses ha incrementado su base de abonados añadiendo más de 52.000 nuevos abonados, frente a los 47.000 que había logrado en los doce meses anteriores a julio de 2001. Su presencia en las ofertas de Sogecable continúa incrementándose hasta alcanzar el 95% de sus clientes al final de este semestre.

	30-Jun-02	30-Jun-01	30-Jun-00	06/02 vs 06/01	06/01 vs 06/00
Canal+ Analógico	727,563	848,371	963,659	-14.2%	-12.0%
Canal+ Digital	1,161,430	987,818	825,241	17.6%	19.7%
TOTAL CANAL+	**1,888,993**	**1,836,189**	**1,788,900**	**2.9%**	**2.6%**

CANAL SATELITE DIGITAL ha superado 1.255.000 abonados a 30 de junio de 2002. En los últimos meses, sus abonados han seguido incorporándose a las ofertas de suscripción más completas: son ya más de un 92% los abonados de Canal Satélite Digital que están suscritos a ofertas que incluyen Canal+, frente al 84% que lo elegían a 30 de junio de 2001.

	30-Jun-02	30-Jun-01	30-Jun-00	06/02 vs 06/01	06/01 vs 06/00
CANAL SATÉLITE DIGITAL	**1,255,578**	**1,176,539**	**904,401**	**6.7%**	**30.1%**

RESULTADOS

Los Ingresos de Explotación obtenidos por el Grupo Sogecable durante los seis primeros meses del año alcanzaron 497.3 millones de euros frente a los 497.2 millones de euros a 30 de junio de 2001.

La composición de los Ingresos de Explotación del primer semestre de 2002 y 2001 es la siguiente:

	2002 1H Euro MM	2001 1H Euro MM	dif Euro MM	% var
TOTAL INGRESOS	**497.3**	**497.2**	**0.2**	**0.0%**
Cifra neta de negocios	**494.6**	**495.0**	**-0.4**	**-0.1%**
Abonados	394.2	369.7	24.6	6.6%
Publicidad	19.8	22.8	-3.0	-13.1%
Otros ingresos	80.6	102.5	-21.9	-21.4%
Otros ingresos de explotación	**2.8**	**2.2**	**0.5**	**23.9%**

Los ingresos de abonados suponen ya un 80% de la cifra neta de negocios de Sogecable, experimentando un crecimiento del 6.6% respecto al primer semestre de 2001 al alcanzar 394.2 millones de euros en los primeros seis meses de 2002. El mayor ingreso medio por abonado ha sido la principal fuente de crecimiento, beneficiado por la migración de clientes al servicio digital desde la oferta analógica y la creciente aceptación de las ofertas más completas de Canal Satélite Digital.

Los ingresos publicitarios, afectados por la situación general del mercado publicitario, se situaron en el segundo trimestre en niveles similares a los generados en el mismo trimestre de 2001, incrementándose en un 35% respecto al primer trimestre del año.

La principal variación respecto al año anterior en los Otros Ingresos incluidos en la Cifra Neta de Negocios se registra en los menores ingresos generados por la cesión de derechos de pago por visión a otros operadores, que han supuesto en el semestre una menor contribución de 26.0 millones de euros.

Los gastos de explotación ascendieron a 449.5 millones de euros, lo que representa un crecimiento del 4.9% frente al mismo período del año anterior. En este epígrafe, los consumos acumulados al 30 de junio de 2002 alcanzaron los 270.2 millones de euros, crecimiento que fue compensado parcialmente por la reducción de un 4.8% en los Otros Gastos de Explotación frente a los incurridos en el primer semestre de 2001, gracias a las disminuciones en las principales líneas operativas.

Al 30 de junio de 2002, el Resultado Bruto de Explotación (EBITDA) ha alcanzado 47.8 millones de euros frente a los 68.6 millones de euros del primer semestre del ejercicio anterior.

Las sociedades puestas en equivalencia representaron para Sogecable unas pérdidas de 19.0 millones de euros en los primeros seis meses de 2002 frente a 14.4 millones de euros de pérdidas en junio de 2001. Audiovisual Sport continúa siendo la principal contribuidora a este resultado y Real Madrid Multimedia - incorporada al perímetro de consolidación en abril de 2001 y en cuya explotación Sogecable participa en un 50%- el motivo principal de la desviación frente a 2001.

Sogecable se ha acogido al régimen transitorio de la Ley 24/2001 de 27 de diciembre relativo a la tributación anticipada de plusvalías. Esta tributación anticipada permite tributar por plusvalías al tipo reducido del 18%, se realiza mediante el uso de créditos fiscales existentes y ha supuesto la cancelación de impuestos diferidos. La menor tributación derivada del tipo reducido supone un ingreso neto de 27.5 millones de euros incluido en el epígrafe del Impuesto sobre Sociedades.

Sogecable ha decidido dotar una provisión genérica que compense íntegramente el efecto positivo de los 27.5 millones de euros citados anteriormente. Un posible destino de esta provisión puede ser la minoración de los efectos que la integración de Vía Digital pueda suponer en el futuro.

Tras estos efectos, el Resultado Atribuido a la Sociedad Dominante a 30 de junio de 2002 registra unas pérdidas de 15.0 millones de euros frente a los beneficios de 7.5 millones de euros del primer semestre de 2001.

Al 30 de junio de 2002, el Grupo Sogecable cuenta con una financiación bancaria neta de 649.7 millones de euros con las principales entidades financieras que operan en España.

RESULTADOS CONSOLIDADOS PRIMER SEMESTRE 2002 Y 2001 (Enero-Junio)

	2002 1H Euro MM	2001 1H Euro MM	dif Euro MM	% var
TOTAL INGRESOS	**497.3**	**497.2**	**0.2**	**0.0%**
Cifra neta de negocios	494.6	495.0	-0.4	-0.1%
Otros ingresos de explotación	2.8	2.2	0.5	23.9%
GASTOS DE EXPLOTACIÓN	**449.5**	**428.5**	**21.0**	**4.9%**
Consumos	270.2	246.5	23.7	9.6%
Gastos de personal	53.0	49.3	3.7	7.5%
Otros gastos de explotación	126.3	132.7	-6.4	-4.8%
RESULTADO BRUTO DE EXPLOTACION (EBITDA)	**47.8**	**68.6**	**-20.8**	**-30.3%**
Amortizaciones	60.3	70.2	-9.9	-14.1%
RESULTADO NETO DE EXPLOTACION (EBIT)	**-12.5**	**-1.6**	**-10.9**	**n.a.**
Resultados financieros	-11.8	-13.4	1.6	-11.8%
Participación en resultados de sociedades puestas en equivalencia	-19.0	-14.4	-4.6	31.5%
Amortización del fondo de comercio	-0.9	-1.3	0.4	-30.6%
RESULTADO DE ACTIVIDADES ORDINARIAS	**-44.2**	**-30.7**	**-13.5**	**44.0%**
Resultados extraordinarios	-27.4	40.5	-67.9	-167.7%
RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	**-71.7**	**9.8**	**-81.4**	**n.a.**
Impuesto sobre sociedades	-57.7	3.8	-61.5	n.a.
RESULTADO CONSOLIDADO DEL EJERCICIO	**-13.9**	**6.0**	**-19.9**	**n.a.**
Resultado atribuido a socios externos	1.1	-1.5	2.6	-168.8%
RESULTADO ATRIBUIDO A LA SOCIEDAD DOMINANTE	**-15.0**	**7.5**	**-22.5**	**n.a.**

SOGECABLE - BALANCES DE SITUACIÓN CONSOLIDADOS

ACTIVO	30 Junio 2002	31 Diciembre 2001
Gastos de Establecimiento	31,904	39,357
Inmovilizaciones Inmateriales	252,928	259,206
Inmovilizaciones Materiales	276,599	269,100
Inmovilizaciones Financieras	395,871	417,476
Acciones de la Sociedad Dominante a Largo Plazo	701	701
INMOVILIZADO	**958,003**	**985,840**
FONDO DE COMERCIO DE CONSOLIDACION	**2,682**	**3,606**
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**104,660**	**89,393**
Existencias	166,182	164,876
Deudores	335,025	285,866
Inversiones Financieras Temporales	204	2,742
Tesorería	6,176	6,317
Ajustes por Periodificación	50,741	49,030
ACTIVO CIRCULANTE	**558,328**	**508,831**
TOTAL ACTIVO	**1,623,673**	**1,587,670**

PASIVO	30 Junio 2002	31 Diciembre 2001
Capital Suscrito	194,048	194,048
Reservas Sociedad Dominante	156,529	154,926
Reservas Sociedades Consolidadas	-1,231	-2,426
Resultados Atribuibles a la Sociedad Dominante	-14,991	2,798
FONDOS PROPIOS	**334,355**	**349,346**
SOCIOS EXTERNOS	**32,703**	**31,634**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**1,465**	**23,510**
PROVISIONES PARA RIESGOS Y GASTOS	**43,683**	**9,869**
Deudas con Entidades de Crédito	423,675	363,661
Otras Deudas a Largo	32,306	89,748
ACREEDORES A LARGO PLAZO	**455,981**	**453,409**
Deudas con Entidades de Crédito	232,373	258,472
Acreedores Comerciales	379,662	361,016
Otras Deudas a Corto	93,907	46,718
Ajustes por Periodificación	49,544	53,696
ACREEDORES A CORTO PLAZO	**755,486**	**719,902**
TOTAL PASIVO	**1,623,673**	**1,587,670**

ARTHUR ANDERSEN, S.L.

Sogecable, S.A. y Sociedades Dependientes

Informe Especial requerido por la O.M. de 30 de septiembre de 1992

ARTHUR ANDERSEN, S.L.

Raimundo Fdez. Villaverde, 65
28003 Madrid

Informe Especial requerido por la O.M. de 30 de septiembre de 1992

A los Accionistas de
Sogecable, S.A.
para su remisión a la Comisión Nacional del
Mercado de Valores:

Habiendo sido auditadas las cuentas anuales consolidadas de Sogecable, S.A. y Sociedades Dependientes correspondientes al ejercicio 2001, hemos emitido nuestro informe de auditoría con fecha 25 de marzo de 2002, en el que expresamos una opinión que incorporaba la siguiente salvedad por incertidumbre:

"La Sociedad dominante ha registrado un beneficio extraordinario de 40,3 millones de euros, como consecuencia de la transacción relacionada con Sogepaq, S.A. descrita en la Nota 11 y comunicada a la Comisión Nacional del Mercado de Valores. El acuerdo en virtud del cual se ha formalizado esta operación incluye una opción de compra para la Sociedad dominante y una opción de venta para el tercero, ambas vinculantes de forma obligatoria para la otra parte. Del posible ejercicio en su momento de las mencionadas opciones y de las circunstancias en las que, en su caso, se ejercieran, podrán derivarse efectos que no es posible determinar a la fecha de este informe."

De acuerdo con su solicitud, hemos analizado la información referida a la situación actualizada de la citada salvedad y su incidencia en la información semestral consolidada adjunta de fecha 30 de junio de 2002 que ha sido preparada por los Administradores de la Sociedad Dominante según lo requiere la O.M. de 30 de septiembre de 1992 y la circular 3/1994, de 8 de junio, de la Comisión Nacional del Mercado de Valores por la que se modifican los modelos de información pública periódica de las Entidades emisoras de valores admitidos a negociación en Bolsas de Valores.

Nuestro análisis se ha realizado de acuerdo con la Norma Técnica establecida al efecto aprobada por Resolución de fecha 28 de julio de 1994 que debido a su alcance, sustancialmente menor que el de una auditoría de cuentas, no permite expresar una opinión sobre la corrección del resto de la información semestral consolidada ni asegurar que, de haberse aplicado procedimientos de auditoría complementarios, no hubiésemos podido identificar otros asuntos significativos para llevar a su consideración. Adicionalmente, por este motivo, tampoco expresamos una opinión sobre la información financiera semestral consolidada de fecha 30 de junio de 2002.

Como resultado de nuestro análisis, les confirmamos que, en la información semestral consolidada adjunta al 30 de junio de 2002, no se ha despejado la incertidumbre formulada respecto a las cuentas anuales consolidadas del último ejercicio cerrado. En consecuencia, no podemos evaluar el efecto sobre los fondos propios del grupo consolidado que figuran en la información financiera semestral consolidada al 30 de junio de 2002 de cualquier ajuste que pudiera ser necesario si se conociera el desenlace final de la incertidumbre descrita en nuestro informe de auditoría de fecha 25 de marzo de 2002.

Este informe especial ha sido preparado exclusivamente en cumplimiento de lo establecido en la O.M. de 30 de septiembre de 1992 para el uso exclusivo de la Comisión Nacional del Mercado de Valores y no debe ser utilizado para ninguna otra finalidad.

ARTHUR ANDERSEN, S.L.
Inscrita en el R.O.A.C. nº S0692

Juan José Roque

26 de julio de 2002

Sogecable

ARTHUR ANDERSEN, S.L.
RAIMUNDO FERNANDEZ VILLAVERDE, 65
28003 MADRID

Madrid, 26 de julio de 2002

Muy Sres. Nuestros:

En relación con el informe especial requerido por la O.M. de 30 de septiembre de 1992 en el que se analiza la información referida a la salvedad expresada en el informe de auditoría de las cuentas anuales consolidadas de Sogecable, S.A. y Sociedades dependientes correspondientes al ejercicio 2001, emitido con fecha 25 de marzo de 2002, les manifestamos que, según nuestro leal saber y entender:

a) Hemos puesto a su disposición todos los datos e información semestral exigida por la legislación vigente a efectos de la emisión del presente informe.

b) Hemos puesto a su disposición todas las actas del Consejo de Administración y Junta de Accionistas desde el día 16 de abril de 2002, según el siguiente detalle:

Fecha	Acta
16 de abril	Consejo de Administración
16 de abril	Junta General de Accionistas
14 de mayo	Consejo de Administración

Asimismo, le hemos informado de los asuntos tratados en el Consejo de Administración celebrado el 18 de junio, cuyo acta se encuentra pendiente de aprobación.

c) En relación con la salvedad por incertidumbre descrita en su informe de auditoría de fecha 25 de marzo de 2002 les confirmamos que no disponemos de ninguna información adicional a la facilitada a ustedes con motivo de la auditoría realizada de las cuentas anuales consolidadas de Sogecable, S.A. y Sociedades dependientes al 31 de diciembre de 2001. Tal y como se indica en las cuentas anuales consolidadas del ejercicio 2001, Sogecable, S.A. procedió en junio de 2001 a vender un 45% de su participación en Sogepaq, S.A. a StudioCanal, S.A., conservando Sogecable, S.A. una opción de compra y StudioCanal, S.A. una opción de venta sobre dicha participación. A la fecha de presentación de la información semestral consolidada referente al período de seis meses finalizado el 30 de junio de 2002 StudioCanal, S.A. no ha manifestado intención alguna sobre el ejercicio de su opción, ni Sogecable, S.A. tiene una decisión en relación al ejercicio o no de la suya.

Atentamente,

Javier Díez de Polanco
Consejero Delegado

ARTHUR ANDERSEN, S.L.

Sogecable, S.A.

Informe Especial requerido por la O.M. de 30 de septiembre de 1992

ARTHUR ANDERSEN, S.L.

Raimundo Fdez. Villaverde, 65
28003 Madrid

Informe Especial requerido por la O.M. de 30 de septiembre de 1992

A los Accionistas de
Sogecable, S.A.
para su remisión a la Comisión Nacional del
Mercado de Valores:

Habiendo sido auditadas las cuentas anuales de Sogecable, S.A. correspondientes al ejercicio 2001, hemos emitido nuestro informe de auditoría con fecha 25 de marzo de 2002, en el que expresamos una opinión que incorporaba la siguiente salvedad por incertidumbre:

"La Sociedad ha registrado un beneficio extraordinario de 40,3 millones de euros, como consecuencia de la transacción relacionada con Sogepaq, S.A. descrita en la Nota 8-a) y comunicada a la Comisión Nacional del Mercado de Valores. El acuerdo en virtud del cual se ha formalizado esta operación incluye una opción de compra para la Sociedad y una opción de venta para el tercero, ambas vinculantes de forma obligatoria para la otra parte. Del posible ejercicio en su momento de las mencionadas opciones y de las circunstancias en las que, en su caso, se ejercieran, podrán derivarse efectos que no es posible determinar a la fecha de este informe."

De acuerdo con su solicitud, hemos analizado la información referida a la situación actualizada de la citada salvedad y su incidencia en la información semestral individual adjunta de fecha 30 de junio de 2002 que ha sido preparada por los Administradores de la Sociedad según lo requiere la O.M. de 30 de septiembre de 1992 y la circular 3/1994, de 8 de junio, de la Comisión Nacional del Mercado de Valores por la que se modifican los modelos de información pública periódica de las Entidades emisoras de valores admitidos a negociación en Bolsas de Valores.

Nuestro análisis se ha realizado de acuerdo con la Norma Técnica establecida al efecto aprobada por Resolución de fecha 28 de julio de 1994 que debido a su alcance, sustancialmente menor que el de una auditoría de cuentas, no permite expresar una opinión sobre la corrección del resto de la información semestral individual ni asegurar que, de haberse aplicado procedimientos de auditoría complementarios, no hubiésemos podido identificar otros asuntos significativos para llevar a su consideración. Adicionalmente, por este motivo, tampoco expresamos una opinión sobre la información financiera semestral individual de fecha 30 de junio de 2002.

Arthur Andersen, S.L.
Reg. Merc. Madrid, Tomo 13.650,
Folio 188, Sección 8.

Domicilio Social:
Raimundo Fdez. Villaverde, 65.
28003 Madrid

Como resultado de nuestro análisis, les confirmamos que, en la información semestral individual adjunta al 30 de junio de 2002, no se ha despejado la incertidumbre formulada respecto a las cuentas anuales individuales del último ejercicio cerrado. En consecuencia, no podemos evaluar el efecto sobre los fondos propios de la Sociedad que figuran en la información financiera semestral individual al 30 de junio de 2002 de cualquier ajuste que pudiera ser necesario si se conociera el desenlace final de la incertidumbre descrita en nuestro informe de auditoría de fecha 25 de marzo de 2002.

Este informe especial ha sido preparado exclusivamente en cumplimiento de lo establecido en la O.M. de 30 de septiembre de 1992 para el uso exclusivo de la Comisión Nacional del Mercado de Valores y no debe ser utilizado para ninguna otra finalidad.

ARTHUR ANDERSEN, S.L.
Inscrita en el R.O.A.C nº S0692

Juan José Roque

26 de julio de 2002

Sogecable

ARTHUR ANDERSEN, S.L.
RAIMUNDO FERNANDEZ VILLAVERDE, 65
28003 MADRID

Madrid, 26 de julio de 2002

Muy Sres. Nuestros:

En relación con el informe especial requerido por la O.M. de 30 de septiembre de 1992 en el que se analiza la información referida a la salvedad expresada en el informe de auditoría de las cuentas anuales de Sogecable, S.A. correspondientes al ejercicio 2001, emitido con fecha 25 de marzo de 2002, les manifestamos que, según nuestro leal saber y entender:

a) Hemos puesto a su disposición todos los datos e información semestral exigida por la legislación vigente a efectos de la emisión del presente informe.

b) Hemos puesto a su disposición todas las actas del Consejo de Administración y Junta de Accionistas desde el día 16 de abril de 2002, según el siguiente detalle:

Fecha	Acta
16 de abril	Consejo de Administración
16 de abril	Junta General de Accionistas
14 de mayo	Consejo de Administración

Asimismo, le hemos informado de los asuntos tratados en el Consejo de Administración celebrado el 18 de junio, cuyo acta se encuentra pendiente de aprobación.

c) En relación con la salvedad por incertidumbre descrita en su informe de auditoría de fecha 25 de marzo de 2002 les confirmamos que no disponemos de ninguna información adicional a la facilitada a ustedes con motivo de la auditoría realizada de las cuentas anuales de Sogecable, S.A. al 31 de diciembre de 2001. Tal y como se indica en las cuentas anuales consolidadas del ejercicio 2001, Sogecable, S.A. procedió en junio de 2001 a vender un 45% de su participación en Sogepaq, S.A. a StudioCanal, S.A., conservando Sogecable, S.A. una opción de compra y StudioCanal, S.A. una opción de venta sobre dicha participación. A la fecha de presentación de la información semestral referente al período de seis meses finalizado el 30 de junio de 2002 StudioCanal, S.A. no ha manifestado intención alguna sobre el ejercicio de su opción, ni Sogecable, S.A. tiene una decisión en relación al ejercicio o no de la suya.

Atentamente,

Javier Díez de Polanco
Consejero Delegado